CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0253/08/LTR

19 February 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549 [redacted]
United States of America

BY COURIER

08000864

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 5 February 2008 (*Revised Scheduled Date for Release of the Financial Results for the Year Ended 31 December 2008*);
- 12 February 2008 (*Notice of a Substantial Shareholder's Interest*);
- 18 February 2008 (*Notification on Associated Companies*);
- 18 February 2008 (*Report of Persons Occupying Managerial Positions who are related to a Director, CEO or Substantial Shareholder*); and
- 19 February 2008 (*Announcement of Full Year Results for the year ended 31 December 2007 of Subsidiary Company, CDL Investments New Zealand Limited*)

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
FEB 26 2008
THOMSON FINANCIAL

dlw 2/25

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh

K:\EL-Team\Irise's Folder\Ltr 2008\ADR\0253-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	05-Feb-2008 17:15:09
Announcement No.	00062

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Revised Scheduled Date for Release of the Financial Results for the Year Ended 31 December 2007
Description	City Developments Limited will be announcing its unaudited financial results for the year ended 31 December 2007 on 28 February 2008 instead of 29 February 2008. By Order of the Board Shufen Loh @ Catherine Shufen Loh Enid Ling Peek Fong Company Secretaries Date: 5 February 2008
Attachments:	Total size = **0** (2048K size limit recommended)

Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	12-Feb-2008 18:13:37
Announcement No.	00065

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	11-02-2008
2.	Name of Substantial Shareholder *	Aberdeen Asset Management plc and its subsidiaries (together the "Group") on behalf of the accounts managed by the Group (Refer to Annex A)

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Deemed Interest	06-02-2008
2.	Name of Registered Holder	Shares held by various custodians (Refer to Annex B)
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	47,086,871
As a percentage of issued share capital	5.1783 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	11.4780

No. of Shares held after the change	47;086,871
As a percentage of issued share capital	5.1783 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	47,086,871
As a percentage of issued share capital	0 %	5.1783 %

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares before / after the change is based on 909,301,330 ordinary shares as at 6 February 2008.

No. of shares held without voting rights but with disposal rights (provided pursuant to the position taken by the Monetary Authority of Singapore for fund manager to disclose by way of segregated reporting the fund manager's interests in shares over which the fund manager has no voting rights but has disposal rights) : 27,001,817

Attachments:

Annex_A.pdf

Annex_B.pdf

Total size = **46K**
(2048K size limit recommended)

Annex A

Name of Company :	% owned by Aberdeen Asset Management PLC :	Country of registration :
Aberdeen Asset Management Asia Limited	100	Singapore
Aberdeen Asset Management Limited	100	Australia
Aberdeen Fund Management Limited	100	UK
Aberdeen Asset Managers Limited	100	UK
Aberdeen Asset Management Inc	100	USA
Aberdeen International Fund Managers Limited	100	Hong Kong
Aberdeen Unit Trust Managers Limited	100	UK
Edinburgh Fund Managers plc	100	UK

ANNEX B

Custodian	Current Holdings
ABN AMRO Mellon Global Securities Services B.V.	395,000
Bank of New York - London	75,000
Bank of New York Mellon	140,000
BBH Investment Services (Japan) Inc	460,000
BNP Paribas Fund Services - Luxembourg	29,000
BNP Paribas Security Services - London	9,848,000
BNP Paribas Security Services - Luxembourg	19,708,779
BNP Paribas Security Services - Sydney	1,342,000
Brown Brothers Harriman HK Limited	444,092
CIBC Mellon Global Securities Services Company	13,000
Citibank - Singapore	177,000
HSBC Institutional Trust Services (Singapore) Limited	1,241,000
JP Morgan Chase & Co - London	480,000
JP Morgan Chase & Co - Singapore	2,000,000
JP Morgan Worldwide Securities Services - Bournemouth	76,000
Lombard Odier - Geneva	36,000
Merrill Lynch	26,000
Northern Trust - London	976,000
Northern Trust Company - Chicago	1,029,000
Northern Trust Custodial Services (Ireland) Limited	215,000
Pictet & Cie	96,000
RBC Dexia Investor Services Limited	2,500,000
Royal Bank of Canada (Channel Islands) Limited	340,000
State Street Bank & Trust Company - London	5,211,000
State Street Corporation - Boston	229,000
Total shares with proxy voting rights	47,086,871
% of listed company's share capital	5.1783%

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	18-Feb-2008 12:37:47
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

Announcement Title * : Notification on Associated Companies

Description

The Board of Directors of City Developments Limited (the "Company") wishes to announce that (i) Perfect Profit Enterprise Co. Ltd. ("Perfect Profit"), an indirect associated company of the Company, and (ii) TWY Property Company Ltd, a subsidiary of Perfect Profit, have both been voluntarily liquidated on 5 February 2008.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Date: 18 February 2008

Attachments:

Total size = **0**
(2048K size limit recommended)

Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	18-Feb-2008 17:41:37
Announcement No.	00085

>> Announcement Details

The details of the announcement start here ...

For the Financial Year Ended *	31-12-2007

Footnotes

Pursuant to Rule 704(11) of the Listing Manual, we submit herewith Annexures I, II, III and IV being the list of persons occupying managerial positions in the Company or any of its principal subsidiaries who are relatives of a director or chief executive officer or substantial shareholder of the Company.

Attachments:

Annexures2008.pdf
Total size = **40K**
(2048K size limit recommended)

Annexure I
(2008)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

City Developments Limited ("CDL") and
principal subsidiary City e-Solutions Limited ("CES")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Kwek Leng Beng	67	Brother of Mr Kwek Leng Joo. Cousin of Mr Kwek Leng Peck.	CDL Executive Chairman of CDL with effect from 1 January 1995, with executive powers over the overall business operations and management of CDL. CES Chairman and Managing Director of CES since 1989, responsible for the overall management of CES.	N.A. N.A.

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

City Developments Limited ("CDL") and
principal subsidiary City e-Solutions Limited ("CES")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Kwek Leng Joo	54	Brother of Mr Kwek Leng Beng. Cousin of Mr Kwek Leng Peck.	CDL Managing Director of CDL with effect from 1 January 1995, with full responsibilities as a Chief Executive Director. CES An Executive Director since 1989.	N.A. N.A.

Annexure III
(2008)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

Principal subsidiaries: City e-Solutions Limited ("CES")
SWAN Holdings Limited ("SWAN")
M&C REIT Management Limited ("M&CREIT")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Vincent Yeo Wee Eng	39	Nephew of Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck.	CES An Executive Director and Chief Executive Officer of CES with effect from 26 June 2000 and 1 November 2000 respectively.	N.A.
			SWAN President and Director of SWAN with effect from 30 November 2000 and 24 November 2000 respectively.	N.A.
			M&CREIT A Director and Chief Executive Officer of M&CREIT with effect from 17 May 2006 and 19 July 2006 respectively.	N.A.

Annexure IV
(2008)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

Principal Subsidiary : Millennium & Copthorne International Limited ("MCIL")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Chia Fook Fie	59	Brother-in-law of Mr Kwek Leng Peck.	Director of Procurement, overseeing the operations in central procurement office from February 2002.	N.A.

Miscellaneous

* Asterisks denote mandatory information	
Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	19-Feb-2008 12:35:39
Announcement No.	00040

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of Full Year Results for the year ended 31 December 2007 of Subsidiary Company, CDL Investments New Zealand Limited
Description	Please see attached the above announcement released by CDL Investments New Zealand Limited on 19 February 2008.
Attachments:	CDLINZ_FY2007Results.pdf CDLINZ_Chairmans_Review.pdf CDLINZ_Press_Release.pdf Total size = **890K** (2048K size limit recommended)

Consolidated Income Statement

For the year ended 31 December 2007

		Group		Parent	
In thousands of dollars	Note	2007	2006	2007	2006
Revenue		38,058	31,061	-	-
Cost of sales		(14,491)	(12,891)	-	-
Gross Profit		23,567	18,170	-	-
Other income	2	100	80	1	-
Administrative expenses	3, 4	(162)	(157)	(105)	(103)
Property expenses		(300)	(358)	-	-
Selling expenses		(1,072)	(932)	-	-
Other expenses	3, 4	(1,074)	(1,004)	(369)	(341)
Operating profit/(loss) before net finance income		21,059	15,799	(473)	(444)
Finance income	5	1,356	465	5,959	4,000
Finance costs	5	(43)	-	-	-
Net finance income		1,313	465	5,959	4,000
Profit before income tax		22,372	16,264	5,486	3,556
Income tax expense	6	(7,283)	(5,399)	(130)	(6)
Profit for the year		15,089	10,865	5,356	3,550
Basic earnings per share (cents)	15	6.63	5.01		
Diluted earnings per share (cents)	15	6.63	5.01		

Consolidated Statement of Recognised Income and Expense

		Group		Parent	
In thousands of dollars	Note	2007	2006	2007	2006
Profit for the year		15,089	10,865	5,356	3,550
Total recognised income and expense for the period		15,089	10,865	5,356	3,550
Attributable to:					
Equity holders of the parent		15,089	10,865	5,356	3,550

The accompanying notes form part of, and should be read in conjunction with these financial statements.

CDL Investments New Zealand Limited and its Subsidiary

Consolidated Balance Sheet

As at 31 December 2007

In thousands of dollars

	Note	Group 2007	Group 2006	Parent 2007	Parent 2006
SHAREHOLDERS' EQUITY					
Issued capital	14	35,946	31,246	35,946	31,246
Retained earnings	14	53,489	43,435	(9,259)	(9,580)
Total Equity		**89,435**	**74,681**	**26,687**	**21,666**
Represented by:					
NON CURRENT ASSETS					
Plant, furniture and equipment	9	14	19	4	7
Development property	10	68,752	41,362	-	-
Related party debtors	20, 21	-	-	6,485	8,481
Investments in subsidiary	20, 21	-	-	13,266	13,266
Deferred tax assets	11	-	-	-	9
Total Non Current Assets		**68,766**	**41,381**	**19,755**	**21,763**
CURRENT ASSETS					
Development property	10	11,413	17,948	-	-
Income tax receivable	7	-	219	-	-
Trade and other receivables	12	651	1,026	45	12
Cash and cash equivalents	13	9,642	15,639	7,053	1
Total Current Assets		**21,706**	**34,832**	**7,098**	**13**
Total Assets		**90,472**	**76,213**	**26,853**	**21,776**
NON CURRENT LIABILITIES					
Deferred tax liabilities	11	430	479	-	-
Total Non Current liabilities		**430**	**479**	**-**	**-**
CURRENT LIABILITIES					
Trade and other payables	16	567	1,031	138	107
Employee entitlements		27	22	3	3
Income tax payable	7	13	-	25	-
Total Current Liabilities		**607**	**1,053**	**166**	**110**
Total Liabilities		**1,037**	**1,532**	**166**	**110**
Net Assets		**89,435**	**74,681**	**26,687**	**21,666**

For and on behalf of the Board

RL CHALLINOR, DIRECTOR, 19 February 2008   BK CHIU, MANAGING DIRECTOR, 19 February 2008

The accompanying notes form part of, and should be read in conjunction with these financial statements.

CDL Investments New Zealand Limited and its Subsidiary

Consolidated Statement of Cash Flows

For the year ended 31 December 2007

In thousands of dollars	Note	Group 2007	Group 2006	Parent 2007	Parent 2006
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash was provided from:					
Receipts from customers		38,515	30,551	-	-
Intercompany receipts		-	-	1,996	-
Interest received		1,374	465	828	-
Dividends received		-	-	5,100	4,000
Cash was applied to:					
Payment to suppliers and employees		(12,832)	(9,091)	(441)	(395)
Purchase of development land		(25,574)	(8,262)	-	-
Intercompany payments		-	-	-	(2,874)
Interest paid		(43)	-	-	-
Income tax paid	8	(6,423)	(4,849)	(96)	-
Net Cash Inflow/(Outflow) from Operating Activities		(4,983)	8,814	7,387	731
CASH FLOWS FROM INVESTING ACTIVITIES					
Cash was provided from:					
Advances from subsidiary		-	-	677	555
Cash was applied to:					
Purchase of fixed assets		(2)	(3)	-	(3)
Net Cash Inflow/(Outflow) From Investing Activities		(2)	(3)	677	552
CASH FLOWS FROM FINANCING ACTIVITIES					
Cash was applied to:					
Dividends paid		(335)	(750)	(335)	(750)
Supplementary dividend paid		(677)	(555)	(677)	(555)
Net Cash Inflow/(Outflow) from Financing Activities		(1,012)	(1,305)	(1,012)	(1,305)
Net Increase / (Decrease) in Cash and Cash Equivalents		(5,997)	7,506	7,052	(22)
Add Opening Cash and Cash Equivalents Brought Forward		15,639	8,133	1	23
Closing Cash and Cash Equivalents	13	9,642	15,639	7,053	1

The accompanying notes form part of, and should be read in conjunction with these financial statements.

Consolidated Statement of Cash Flows - continued

For the year ended 31 December 2007

In thousands of dollars	Note	Group 2007	Group 2006	Parent 2007	Parent 2006
RECONCILIATION OF NET PROFIT TO CASHFLOWS FROM OPERATING ACTIVITIES					
Net Profit after Taxation		15,089	10,865	5,356	3,550
Adjusted for non cash items:					
Depreciation	9	7	9	3	6
Income Tax Expense		7,283	5,399	130	6
Adjustments for movements in working capital:					
(Increase)/Decrease in Receivables		375	(590)	(33)	(4)
(Increase)/Decrease in Development Properties		(20,855)	(2,487)	-	-
Increase/(Decrease) in Payables		(459)	467	31	47
Increase/(Decrease) in Related Parties		-	-	1,996	(2,874)
Cash generated from operating activities		1,440	13,663	7,483	731
Income Tax Paid	8	(6,423)	(4,849)	(96)	-
Cash Inflows/(Outflow) from Operating Activities		(4,983)	8,814	7,387	731

SIGNIFICANT ACCOUNTING POLICIES

REPORTING ENTITY

CDL Investments New Zealand Limited (the "Company") is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. The Company is an issuer in terms of the Financial Reporting Act 1993.

The consolidated financial statements of CDL Investments New Zealand Limited as at and for the year ended 31 December 2007 comprise the Company and its subsidiary (together referred to as the "Group").

The principal activities of the Group is the development and sale of land and development properties.

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with the requirements of the Companies Act 1993, Financial Reporting Act 1993 and New Zealand Generally Accepted Accounting Practice ("NZ GAAP"). They comply with New Zealand equivalents to International Financial Reporting Standards ("NZ IFRS") and other applicable Financial Reporting Standards, as appropriate for profit-oriented entities. Compliance with NZ IFRS ensures that the financial statements also comply with International Financial Reporting Standards ("IFRS").

The consolidated financial statements were authorised for issuance on 19 February 2008.

(b) Basis of preparation

The financial statements are presented in New Zealand Dollars ($), which is the Company's functional currency. All financial information presented in New Zealand dollars has been rounded to the nearest thousand.

The financial statements have been prepared on the historical cost basis.

The preparation of financial statements in conformity with NZ IFRS requires management to make judgements, estimates and assumptions that affect the application of company policies and reported amounts of assets and liabilities, income and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Note 22 - Accounting Estimates and Judgements.

The accounting policies set out below have been applied consistently by Group entities, and to all periods presented in these consolidated financial statements.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(d) Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments comprise, trade and other receivables, cash and cash equivalents, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through the income statement, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Significant accounting policies - continued

(d) Financial Instruments - continued

Financial assets are derecognised if the Group's contractual rights to the cash flows from the financial assets expire or if the Group transfer the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Financial liabilities are derecognised if the Group's obligations specified in the contract expire or are discharged or cancelled.

Accounting for finance income and expense is discussed in accounting policy l(ii).

(e) Plant, furniture and equipment

Items of plant, furniture and equipment are stated at cost less accumulated depreciation. The cost of purchased plant, furniture and equipment is the value of the consideration given to acquire the assets and the value of other directly attributable costs, which have been incurred in bringing the assets to the location and condition necessary for their intended service. Where parts of an item of plant, furniture and equipment have different useful lives, they are accounted for as separate items of plant, furniture and equipment.

Depreciation on assets is calculated using the straight-line method to allocate cost to their residual values over their estimated useful lives, as follows:

Plant, furniture and equipment	3 - 10 years

Gains or losses arising from the retirement or disposal of plant, furniture and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

(f) Development property

Property held for future development is stated at the lower of cost and net realisable value. The net realisable value is determined by independent valuers. Cost includes the cost of acquisition, development, and holding costs such as interest. Interest and other holding costs incurred after completion of development are expensed as incurred. All holding costs are written off through the income statement in the year incurred with the exception of interest holding costs which are capitalised during the period when active development is taking place. Revenue and profit are not recognised on development properties until the legal title passes to the buyer when the full settlement of the purchase consideration of the properties occurs.

(g) Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses.

(h) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(i) Impairment

The carrying amounts of the Group's assets other than income tax receivable and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy i(i)).

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(i) Calculation of recoverable amount

The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the Group's receivables with short duration is not discounted.

Significant accounting policies - continued

(i) Impairment - continued

(ii) Reversals of impairment

An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of other assets is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(j) Employee long-term service benefits

The Group's net obligation in respect of long-term service benefits, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using their expected remunerations as an assessment of likelihood the liability will arise.

(k) Trade and other payables

Trade and other payables are stated at cost.

(l) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

(ii) Finance income and expense

Finance income and expense comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested and dividend income that are recognised in profit or loss.

Finance income is recognised in profit or loss as it accrues, using the effective interest method. Dividend income is recognised in profit or loss on the date the entity's right to receive payments is established.

Interest attributable to funds used to finance the acquisition, development or construction of property held for sale is capitalised gross of tax relief and added to the cost of the property during the period when active development takes place.

(m) Income tax

Income tax for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet method of providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The temporary differences relating to investments in subsidiaries are not provided for to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

KPMG

Significant accounting policies - continued

(n) Revenue

Revenue represents amounts derived from:

- Land and property sales: recognised on the transfer of the related significant risk and rewards of ownership.

(o) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(p) Investments in subsidiaries

Investment in subsidiaries are stated at cost less any provision for permanent diminution in value, which is recorded through the income statement.

(q) New standards adopted and interpretations not yet adopted

The following standards and interpretations are not yet effective for the year ended 31 December 2007, and have not been applied in preparing these consolidated financial statements:

- *NZ IFRS 3 Business Combinations*
- *NZ IFRS 4 Insurance Contracts*
- *NZ IFRS 8 Operating Segments*
- *NZ IAS 23 Borrowing Costs*
- *NZ IFRIC 11, NZ IFRS 2 Group and Treasury Share Transactions*
- *NZ IFRIC 12 Service Concession Arrangements*
- *NZ IFRIC 13 Customer Loyalty Programmes*
- *NZ IFRIC 14 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*

The adoption of these standards and interpretations are not expected to have a material impact, on the Group's financial statements. *NZ IAS 1 Presentation of Financial Statements* has been revised, this will impact disclosures only.

Index

1. SEGMENT REPORTING

The Group operates in a single market, i.e. property operations, comprising the development and sale of land and development properties, in a single business segment i.e. New Zealand.

2. OTHER INCOME

In thousands of dollars	Group 2007	Group 2006	Parent 2007	Parent 2006
Rental income	99	80	-	-
Other	1	-	1	-
	100	80	1	-

3. ADMINISTRATION AND OTHER EXPENSES

In thousands of dollars	Note	Group 2007	Group 2006	Parent 2007	Parent 2006
Auditors' remuneration					
- Audit fees		53	53	26	26
- Tax compliance		28	5	28	5
Depreciation	9	7	9	3	6
Directors' remuneration					
- Fees		125	65	125	65
- Other		2	-	2	-
Movement in doubtful debts provision		-	(1)	-	-
Operating lease and rental payments		58	58	17	17
Other		391	495	193	232
Total excluding personnel expenses		664	684	394	351

4. PERSONNEL EXPENSES

In thousands of dollars	Group 2007	Group 2006	Parent 2007	Parent 2006
Wages and salaries	554	466	78	92
Employee related expenses and benefits	10	11	2	1
Increase/(decrease) in liability for long-service leave	8	-	-	-
	572	477	80	93

5. NET FINANCE INCOME

In thousands of dollars	Group 2007	Group 2006	Parent 2007	Parent 2006
Interest income	1,356	465	859	-
Dividend income	-	-	5,100	4,000
Finance income	1,356	465	5,959	4,000
Interest expenses	(43)	-	-	-
Interest costs	(43)	-	-	-
Net finance income	1,313	465	5,959	4,000

6. INCOME TAX EXPENSE

Recognised in the income statement

In thousands of dollars	Group		Parent	
Current tax expense	2007	2006	2007	2006
Current year	7,393	5,373	121	-
Adjustments for prior years	(61)	32	-	-
	7,332	5,405	121	-
Deferred tax expense				
Origination and reversal of temporary differences	(8)	(6)	8	6
Reduction in tax rate	(41)	-	1	-
	(49)	(6)	9	6
Total income tax expense in income statement	7,283	5,399	130	6

Reconciliation of effective tax rate

In thousands of dollars	Group		Parent	
	2007	2006	2007	2006
Profit before tax	22,372	16,264	5,486	3,556
Income tax using the company tax rate of 33%	7,385	5,367	1,812	1,173
Reduction in tax rate	(41)	-	1	-
Tax exempt revenues	-	-	(1,683)	(1,320)
Group tax offset	-	-	-	153
Under / (over) provided in prior years	(61)	32	-	-
	7,283	5,399	130	6

7. CURRENT TAX ASSETS AND LIABILITIES

In thousands of dollars	Group		Parent	
	2007	2006	2007	2006
Income tax receivable	-	219	-	-
Income tax payable	13	-	25	-

The current tax liability (2006: tax asset) represents the amount of income taxes payable.

8. IMPUTATION CREDITS

In thousands of dollars	Group		Parent	
	2007	2006	2007	2006
Balance at beginning of year	18,541	15,212	2,456	2,006
Imputation credits attached to dividends received	-	-	2,512	1,970
Taxation paid	6,423	4,849	96	-
Imputation credits attached to dividends paid	(1,803)	(1,520)	(1,803)	(1,520)
	23,161	18,541	3,261	2,456
The imputation credits are available to shareholders of the parent company as follows:				
Through the parent company	3,261	2,456	3,261	2,456
Through subsidiary	19,900	16,085	-	-
	23,161	18,541	3,261	2,456

9. PLANT, FURNITURE AND EQUIPMENT

In thousands of dollars	Group	Parent
Cost		
Balance at 1 January 2006	161	120
Acquisitions	3	3
Balance at 31 December 2006	164	123
Balance at 1 January 2007	164	123
Acquisitions	2	-
Balance at 31 December 2007	166	123
Depreciation and impairment losses		
Balance at 1 January 2006	(136)	(110)
Depreciation charge for the year	(9)	(6)
Balance at 31 December 2006	(145)	(116)
Balance at 1 January 2007	(145)	(116)
Depreciation charge for the year	(7)	(3)
Balance at 31 December 2007	(152)	(119)
Carrying amounts		
At 1 January 2006	25	10
At 31 December 2006	19	7
At 1 January 2007	19	7
At 31 December 2007	14	4

10. DEVELOPMENT PROPERTY

In thousands of dollars	Group		Parent	
	2007	2006	2007	2006
Development property	80,165	59,310	-	-
Less expected to settle within one year	11,413	17,948	-	-
	68,752	41,362	-	-

Development property is carried at the lower of cost and net realisable value. No interest (2006: $nil) has been capitalised during the year. The value of development property held at 31 December 2007 was determined by independent registered valuers, DM Koomen SPINZ of DTZ New Zealand Limited as $202.7 million (2006: $157.0 million).

11. DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

In thousands of dollars	Group					
	Assets		Liabilities		Net	
	2007	2006	2007	2006	2007	2006
Plant, furniture and equipment	2	1	-	-	2	1
Development property	-	-	(432)	(500)	(432)	(500)
Employee benefits	-	17	-	-	-	17
Trade and other payables	-	3	-	-	-	3
Net tax assets / (liabilities)	2	21	(432)	(500)	(430)	(479)

11. DEFERRED TAX ASSETS AND LIABILITIES - continued

Recognised deferred tax assets and liabilities

In thousands of dollars	Parent					
	Assets		Liabilities		Net	
	2007	2006	2007	2006	2007	2006
Plant, furniture and equipment	-	-	-	(1)	-	(1)
Employee benefits	-	9	-	-	-	9
Trade and other payables	-	1	-	-	-	1
Net tax assets / (liabilities)	-	10	-	(1)	-	9

Movement in temporary differences during the year

In thousands of dollars	Group		
	Balance 1 Jan 2006	Recognised in income	Balance 31 Dec 2006
Plant, furniture and equipment	-	1	1
Development property	(547)	47	(500)
Employee benefits	49	(32)	17
Trade and other payables	13	(10)	3
	(485)	6	(479)

In thousands of dollars	Group		
	Balance 1 Jan 2007	Recognised in income	Balance 31 Dec 2007
Plant, furniture and equipment	1	1	2
Development property	(500)	68	(432)
Employee benefits	17	(17)	-
Trade and other payables	3	(3)	-
	(479)	49	(430)

Movement in temporary differences during the year

In thousands of dollars	Parent		
	Balance 1 Jan 2006	Recognised in income	Balance 31 Dec 2006
Plant, furniture and equipment	(2)	1	(1)
Employee benefits	8	1	9
Trade and other payables	9	(8)	1
	15	(6)	9

In thousands of dollars	Parent		
	Balance 1 Jan 2007	Recognised in income	Balance 31 Dec 2007
Plant, furniture and equipment	(1)	1	-
Employee benefits	9	(9)	-
Trade and other payables	1	(1)	-
	9	(9)	-

12. TRADE AND OTHER RECEIVABLES

In thousands of dollars	Group		Parent	
	2007	2006	2007	2006
Trade receivables	179	305	-	-
Other receivables and pre-payments	472	721	45	12
	651	1,026	45	12

13. CASH AND CASH EQUIVALENTS

In thousands of dollars	Group		Parent	
	2007	2006	2007	2006
Bank balances	142	1	53	1
Call deposits	9,500	15,638	7,000	-
Cash and cash equivalents	9,642	15,639	7,053	1

14. CAPITAL AND RESERVES

Reconciliation of movement in capital and reserves - Group

In thousands of dollars	Attributable to equity holders of the parent		
	Share Capital	Retained Earnings	Total Equity
Balance at 1 January 2006	27,783	36,782	64,565
Total recognised income and expense	-	10,865	10,865
Shares issued under dividend reinvestment plan	3,463	-	3,463
Dividends to shareholders	-	(4,212)	(4,212)
Balance at 31 December 2006	31,246	43,435	74,681
Balance at 1 January 2007	31,246	43,435	74,681
Total recognised income and expense	-	15,089	15,089
Shares issued under dividend reinvestment plan	4,700	-	4,700
Dividends to shareholders	-	(5,035)	(5,035)
Balance at 31 December 2007	35,946	53,489	89,435

Reconciliation of movement in capital and reserves - Parent

In thousands of dollars	Share Capital	Retained Earnings	Total Equity
Balance at 1 January 2006	27,783	(8,918)	18,865
Total recognised income and expense	-	3,550	3,550
Shares issued under dividend reinvestment plan	3,463	-	3,463
Dividends to shareholders	-	(4,212)	(4,212)
Balance at 31 December 2006	31,246	(9,580)	21,666
Balance at 1 January 2007	31,246	(9,580)	21,666
Total recognised income and expense	-	5,356	5,356
Shares issued under dividend reinvestment plan	4,700	-	4,700
Dividends to shareholders	-	(5,035)	(5,035)
Balance at 31 December 2007	35,946	(9,259)	26,687

14. CAPITAL AND RESERVES - continued

Share capital

	Group and Parent			
	2007	2007	2006	2006
	Shares '000s	$000's	Shares '000s	$000's
Shares issued 1 January	218,901	31,246	210,643	27,783
Issued under dividend reinvestment plan	11,793	4,700	8,258	3,463
Total shares issued and outstanding	230,694	35,946	218,901	31,246

All shares carry equal rights and rank pari passu with regard to residual assets of the Company and do not have a par value.

At 31 December 2007, the authorised share capital consisted of 230,693,988 fully paid ordinary shares (2006: 218,900,766).

Dividend Reinvestment Plan
In 1998, the Company adopted a Dividend Reinvestment plan pursuant to which shareholders may elect to receive ordinary dividends in the form of either cash or additional shares in the Company. The additional shares are issued at the market price on the dividend payment date.

Dividends
The following dividends were declared and paid during the year 31 December:

In thousands of dollars	Group		Parent	
	2007	2006	2007	2006
2.3 cents per qualifying ordinary share (2006: 2 cents)	5,035	4,212	5,035	4,212
	5,035	4,212	5,035	4,212

After 31 December 2007 the following dividends were declared by the directors. The dividends have not been provided for and there are no income tax consequences. It is anticipated that a portion of the dividends declared will be paid by way of shares through the dividend reinvestment plan.

In thousands of dollars	Parent
2.3 cents per qualifying ordinary share	5,306

15. EARNINGS PER SHARE

Basic and diluted earnings per share
The calculation of basic and diluted earnings per share at 31 December 2007 was based on the profit attributable to ordinary shareholders of $15,089,000 (2006: $10,865,000); and weighted average number of ordinary shares outstanding during the year ended 31 December 2007 of 227,746,000 (2006: 216,837,000), calculated as follows:

Profit attributable to ordinary shareholders (basic & diluted)

In thousands of dollars	Group	
	2007	2006
Profit for the period	15,089	10,865
Profit attributable to ordinary shareholders	15,089	10,865

Weighted average number of ordinary shares

In thousands of shares	Group	
	2007	2006
Issued ordinary shares at 1 January	218,901	210,643
Effect of 11,793 shares issued in March 2007	8,845	-
Effect of 8,258 shares issued in March 2006	-	6,194
Weighted average number of ordinary shares at 31 December	227,746	216,837

16. TRADE AND OTHER PAYABLES

In thousands of dollars	Group		Parent	
	2007	2006	2007	2006
Trade payables	219	801	-	15
Non-trade payables and accrued expenses	348	230	138	92
	567	1,031	138	107

17. FINANCIAL INSTRUMENTS

Exposure to credit and interest rate risks arises in the normal course of the Group's business.

Credit risk
Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of financial assets.

The Group's exposure to credit risk is mainly influenced by its customer base. As such it is concentrated to the default risk of its industry. However, geographically there is no credit risk concentration.

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than the Group. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, in the balance sheet as shown below:

In thousands of dollars		Group		Parent	
	Note	2007	2006	2007	2006
Bank and short term deposits	13	9,642	15,639	7,053	1
Trade and other receivables	12	651	1,026	45	12
		10,293	16,665	7,098	13

Interest rate risk
The Group has a minimal exposure to interest rate risk on the bank overdraft of nil (2006: nil).

Effective interest and repricing analysis
In respect of income - earning financial assets and interest bearing financial liabilities, the following tables indicates the effective interest rates at the balance sheet date and the periods in which they reprice.

Group	2007				2006		
In thousands of dollars	Note	Effective interest rate	Total	6 months or less	Effective interest rate	Total	6 months or less
Cash and cash equivalents	13	7.75% to 8.78%	9,642	9,642	7.25% to 7.67%	15,639	15,639
			9,642	9,642		15,639	15,639

Parent		2007		2006	
In thousands of dollars	Note	Effective interest rate	Total	Effective interest rate	Total
Cash and cash equivalents	13	8.25% to 8.78%	7,053	Non interest bearing	1
			7,053		1

Liquidity Risk
Liquidity risk represents the Group's ability to meet its contractual obligations. The Group evaluates its liquidity requirements on an ongoing basis. In general, the Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It is the Group's policy to provide credit and liquidity enhancement only to wholly owned subsidiaries.

17. FINANCIAL INSTRUMENTS - Liquidity Risk - continued

The following table sets out the contractual cash flows for all financial liabilities that are settled on a gross cash flow basis:

Group *In thousands of dollars*	Note	2007		2006	
		Balance Sheet	6 months or less	Balance Sheet	6 months or less
Trade and other payables	16	567	567	1,031	1,031
		567	567	1,031	1,031

Parent *In thousands of dollars*	Note	2007		2006	
		Balance Sheet	6 months or less	Balance Sheet	6 months or less
Trade and other payables	16	138	138	107	107
		138	138	107	107

Estimation of fair values
The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the above tables.

(a) Cash, accounts receivable, accounts payable and related party receivables:- The carrying amount for these balances approximate their fair value because of the short maturities of these items.

Capital management
The Group's capital includes share capital and retained earnings.

The Group's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The impact of the level of capital on shareholders' return is also recognised and the Group recognises the need to maintain a balance between the higher returns that might be possible with greater gearing and the advantages and security afforded by a sound capital position.

The Group is not subject to any external imposed capital requirements.

The allocation of capital is, to a large extent, driven by optimisation of the return achieved on the capital allocated.

The Group's policies in respect of capital management and allocation are reviewed regularly by the Board of Directors.

There have been no material changes in the Group's management of capital during the period.

Sensitivity Analysis
In managing interest rate risk the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer-term, however, permanent changes in interest rates will have an impact on profit.

At 31 December 2007 it is estimated that a general increase of one percentage point in interest rates would increase the Group's profit before income tax by approximately $96,000 (2006: $156,000).

18. OPERATING LEASES

Leases as Lessee
Non-cancellable operating lease rentals are payable as follows:

In thousands of dollars	Group		Parent	
	2007	2006	2007	2006
Less than one year	11	15	-	-
Between one and five years	2	13	-	-
	13	28	-	-

During the year ended 31 December 2007, $15,000 was recognised as an expense in the income statement in respect of operating leases (2006: $15,000) and $99,000 (2006: $80,000) was recognised as income in the income statement in respect of subleases.

19. CAPITAL COMMITMENTS

As at 31 December 2007, the Group has entered into contracts for construction on development properties of $3,647,000 (2006: $2,427,000).

20. RELATED PARTIES

Identity of related parties
The Group has a related party relationship with its subsidiary (see Note 21), and with its Directors and executive officers.

Transactions with key management personnel
None of the Directors of the Company and their immediate relatives have control of the voting shares of the Company.

Total remuneration is included in "personnel expenses" (see Note 4). The total remuneration paid is $333,000 (2006: $299,000).

21. GROUP ENTITIES

Control of the Group
CDL Investments New Zealand Limited is a subsidiary of Millennium & Copthorne Hotels New Zealand Limited by virtue of Millennium & Copthorne Hotels New Zealand Limited owning 64.32% (2006: 63.48%) of the Company and having 3 out of 6 of the Directors on the Board. Millennium & Copthorne Hotels New Zealand Limited is 70.22% owned by CDL Hotels Holdings New Zealand Limited, which is a wholly owned subsidiary of Millennium & Copthorne Hotels plc in the United Kingdom. The ultimate holding company is Hong Leong Investment Holdings Pte Ltd in Singapore.

During the year CDL Investments New Zealand Limited has reimbursed its parent, Millennium & Copthorne Hotels New Zealand Limited, $215,000 (2006: $187,000) for expenses incurred by the parent on behalf of the Group.

Parent
At balance date, there were advances owing from its subsidiary of $6,485,000 (2006: $8,481,000). There are no set repayment terms. No related party debts have been written off or forgiven during the year.

During the year CDL Investments New Zealand Limited entered into the following transactions with its subsidiary:

- $5,100,000 dividends were received from CDL Land New Zealand Limited (2006: $4,000,000).
- $471,000 interest was received from CDL Land New Zealand Limited (2006: $nil).

Subsidiary	Principal Activity
CDL Land New Zealand Limited	Property Investment and Development

The company is a wholly owned direct subsidiary of CDL Investments New Zealand Limited and has a balance date of 31 December.

22. ACCOUNTING ESTIMATES AND JUDGEMENTS

Management discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates.

Key sources of estimation uncertainty
In Note 17 detailed analysis is given of the interest rate and credit risk exposure of the Group and risks in relation thereto. The Group is also exposed to market fluctuations in the value of development properties. The carrying value of development properties is $80,147,000 (2006: $59,310,000) while the net realisable value determined by independent valuers is $198,666,000 (2006: $153,790,000). Accordingly there has to be a significant decline in value before the Group is affected.

KPMG

Audit report

To the shareholders of CDL Investments New Zealand Limited

We have audited the financial statements on pages 1 to 18. The financial statements provide information about the past financial performance and financial position of the company and group as at 31 December 2007. This information is stated in accordance with the accounting policies set out on pages 5 to 8.

Directors' responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company and group as at 31 December 2007 and the results of their operations and cash flows for the year ended on that date.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the company's and group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm has also provided other services to the company and certain of its subsidiaries in relation to taxation and general accounting services. Partners and employees of our firm may also deal with the company and group on normal terms within the ordinary course of trading activities of the business of the company and group. These matters have not impaired our independence as auditors of the company and group. The firm has no other relationship with, or interest in, the company or any of its subsidiaries.

KPMG

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records;

- the financial statements on pages 1 to 18:

  - comply with New Zealand generally accepted accounting practice;

  - give a true and fair view of the financial position of the company and group as at 31 December 2007 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 19 February 2008 and our unqualified opinion is expressed as at that date.

KPMG.

Auckland

DIRECTORS' REVIEW

Financial Performance

CDL Investments New Zealand Limited ("CDLI") has reported a record operating profit (after tax) of $15.1 million for the year ended 31 December 2007, an increase of 38.9% from the corresponding period in 2006. Operating profit before tax and minorities was $22.4 million (2006: $16.3 million). Property sales & other income for the period under review was $ 39.5 million. This was an increase of 25.0 % on the previous year (2006: $31.6 million). In the period under review, a total of over 200 sections were settled.

Shareholders' funds as at 31 December 2007 were $89.4 million (2006: $74.7 million) and total assets stood at $90.5 million (2006: $76.2 million). The net tangible asset per share (at book value) was 38.8 cents (2006: 34.1 cents). CDLI adopted the New Zealand Equivalents to International Financial Reporting Standards ('NZ IFRS') in 2005.

Dividend Announcement

The Company has resolved to pay a fully imputed ordinary dividend of 2.3 cents per share payable on 9 May 2008 (2006: 2.3 cents). The Dividend Reinvestment Plan applies to this dividend. Record date for the dividend will be 24 April 2008.

Land portfolio

The value of CDLI's land holdings as at 31 December 2007 was $202.7 million (2006: $157.0 million) as determined by DTZ New Zealand. During the year, the Company acquired a total of 63.8 hectares of land to replenish its land banks, within the Canterbury region, Nelson and Hawkes Bay.

Outlook

The positive property cycle which resulted in the record results between 2004 to 2007 has eased. As with others in the industry, we have noticed a lessening in demand in many of our markets. A number of adverse factors have affected the property sector as a whole and we believe that these effects will be reflected in our 2008 trading patterns and our financial performance.

CDL Investments New Zealand Limited is, however, arguably better placed than most given its wider geographical spread. We are not reliant on any one area within New Zealand for our sales. Our balance sheet is strong. We have diligently built up land banks in areas which we are confident will grow over the medium to longer term. While it is already clear that 2008 will not be as buoyant as previous years, we are forecasting a satisfactory level of demand in our key markets this year and in the medium term. As in previous years but more so now, CDL Investments New Zealand Limited will continue to focus on maintaining its profitability and market share. We are also well positioned to take advantage of any opportunities that may arise in the current turbulent marketplace.

Management and staff

On behalf of the Board, I wish to extend our thanks to the Company's management and staff for their hard work during 2007.

Wong Hong Ren
Chairman
19 February 2008

CDL INVESTMENTS NEW ZEALAND POSTS RECORD PROFIT FOR 2007

Property development company CDL Investments New Zealand Limited (**NZX: CDI**) today reported its audited results for the year ended 31 December 2007.

Chairman Mr. Wong Hong Ren was pleased to announce that the company had achieved a record operating profit after tax of $15.1 million on revenue of $39.5 million. The Company also announced that the current market value of its land portfolio as determined by DTZ, had increased by 29% from $157 million in the previous year to $202.7 million now.

"The fact that CDL Investments New Zealand is able to report a record profit in 2007 is a reflection of the high quality and spread of our product, the strength of the New Zealand property market over that time and the fact that we have been able to trade strongly from all our markets", Mr. Wong said.

The Company also announced that its Board had declared a dividend at 2.3 cents per share, payable on 9 May 2008. The dividend would be fully imputed and the record date would be 24 April 2008. The Company's Dividend Reinvestment Plan would apply to this dividend.

Mr. Wong also said that the Company was in good shape and positioning itself to take advantage of opportunities that might arise.

"Our balance sheet is strong and our property portfolio continues to increase in value. This reflects our selective approach to investment in areas that we are confident will grow in the future. We are not leveraged and therefore we are in an excellent position to capitalize on appropriate opportunities in what may become a difficult market".

Speaking about the Company's trading prospects for 2008, Managing Director B K Chiu said that the results were very much dependent on market conditions.

"We have all seen the issues surrounding various finance companies in New Zealand during the last quarter of 2007. Lower migration, together with the continued pressures from high mortgage interest rates inevitably mean that trading conditions will be very different to what we experienced in 2007. While we expect that the 2008 results will be profitable, the next twelve months will certainly be challenging and those prevailing market conditions are likely to be duly reflected in our results", he said.

Summary of results:

• Operating profit after tax	$15.1 million (2006: $10.9 million)
• Operating profit before tax and minorities	$22.4 million (2006: $16.3 million)
• Total group revenue	$39.5 million (2006: $31.6 million)
• Shareholders' funds	$89.4 million (2006: $74.7 million)
• Total assets	$90.5 million (2006: $76.2 million)
• Net tangible asset value (at book value)	38.8 cents per share (2006: 34.1 cents)

ENDS
Issued by CDL Investments New Zealand Limited

Enquiries to:
B K Chiu
Managing Director
(09) 913 8058

or

Takeshi Ito
Company Secretary
(09) 913 8005

END